Exhibit 99.1

Golden Star Resources Announces Filing of Technical Report

on Resources and Reserves of Bogoso Mine

Toronto, ON – March14, 2014 - Golden Star Resources Ltd. (“Golden Star” or the “Company”) today reported that it has filed a technical report, prepared in accordance with National Instrument 43-101, (“NI 43-101”) regarding its Bogoso Mine in Ghana.

This Technical Report can be accessed under the Company’s profile at www.sedar.com and on the Company’s website at www.gsr.com under the Operations /Bogoso section. The Mineral Resources and Reserves reported in this Technical Report are the same as, and in support of those stated in Golden Star’s news release dated February 10, 2014.

The report, entitled “NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd, Bogoso Prestea Gold Mine”, was prepared by SRK Consulting (UK) Ltd., under the supervision of Richard Oldcorn, B.Sc., M.Sc., CGeol, FGS, an independent qualified person under NI 43-101, who compiled and reviewed the report. The effective date of the report is December 31, 2013.

Company Profile:

Golden Star is an established gold mining company that holds a 90% interest in both the Bogoso and Wassa open-pit gold mines in Ghana. Golden Star also has a 90% interest in the Prestea Underground mine in Ghana, which is currently undergoing permitting subsequent to a successful feasibility study being completed in June 2013. In 2013, Golden Star sold 331,000 ounces of gold and the Company expects to produce 295,000 to 320,000 ounces of gold in 2014.

For further information, please contact:

Angela Parr, Investor Relations and Corporate Affairs

416-583-3815

investor@gsr.com

For further information on the Company, please visit www.gsr.com.

150 King Street West | Sun Life Financial Tower | Suite 1200 | Toronto ON M5H 1J9 |